UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 18 March, 2009

ASX & MEDIA RELEASE
18 MARCH 2009

NOVOGEN’S NV-128 TARGETS THE mTOR PATHWAY TO INDUCE CELL DEATH IN EPITHELIAL OVARIAN CANCER STEM CELLS

(Sydney, Australia and New Canaan, Connecticut) –  NV-128, a Novogen Limited (ASX: NRT; NASDQ: NVGN) compound, induced cell death in Ovarian Cancer Stem Cells (OCSCs) in a dose-dependent manner.  The study will be presented by Ayesha Alvero, M.D., of Yale University School of Medicine, Department of Obstetrics, Gynecology and Reproductive Science, at the 2009 Annual Meeting of the American Association for Cancer Research in Denver, 18-22 April, 2009.

Because ovarian cancer stem cells usually survive conventional chemotherapy, these cells are considered to be the potential source of recurrence.  It appears that NV-128 promotes cell death in these cancer stem cells through inhibition of the mTOR pathway.  These findings may open up a new avenue for treating ovarian cancer patients who become resistant to chemotherapy.

The team from Yale University, headed by Professor Gil Mor, recently reported the identification and characterisation of the epithelial ovarian cancer stem cells using the marker CD44 and demonstrated the up-regulation of the mTOR survival pathway in these cells.  They previously reported that the synthetic isoflavonoid compound, NV-128, is able to specifically induce mTOR dephosphorylation resulting in inhibition of both mTORC1 and mTORC2 activity.  In epithelial ovarian cancer cell lines NV-128 caused substantial cell death in mice engrafted with human ovarian cancers, reducing tumour growth, but more importantly, this effect was achieved without apparent toxicity.

The objective of this study was to determine the cytotoxic effect of NV-128 on the ovarian cancer stem cells.  NV-128 had a dramatic effect on the growth and differentiation of CD44+ ovarian cancer stem cells.  CD44+ ovarian cancer stem cells were treated with increasing concentrations of NV-128 and positive results were observed as early as 15 minutes post-treatment.  In addition, NV-128 prevented ovarian cancer stem cell differentiation in the Matrigel differentiation system.

“We are encouraged by the selective cytotoxic effects and the impact of NV-128 on ovarian cancer stem cells,” said Professor Alan Husband, Group Director of Research for the Novogen group.

“We have observed similar selective cytotoxicity with NV-128 in non-small cell lung cancer models and we look forward to the further clinical development of this compound so that these aggressive diseases may be more safely and effectively treated using this new opportunity presented by NV-128,” said Professor Husband.

When NV-128 is used in combination with the Marshall Edwards, Inc., compound phenoxodiol, apoptosis is enhanced because two pathways to cell death appear to be activated, according to pre-clinical studies completed in late 2008.  More information on phenoxodiol can be found at www.ovaturetrial.com ..

To view the abstract go to the following URL:
http://www.abstractsonline.com/viewer/?mkey=%7BD007B270%2DE8F6%2D492D%2D803B%2D7582CE7A0988%7D and enter search term “NV-128”.

About NV-128

NV-128 does not rely on the traditional approach of caspase-mediated apoptosis, a death mechanism which is not effective in cancer cells that have become resistant to chemotherapy.  Rather, NV-128 uncouples a signal transduction cascade which has a key role in driving protein translation and uncontrolled cancer cell proliferation.  Further, NV-128 induces mitochondrial depolarization via the novel mTOR pathway.  In cancer cells, mTOR signals enhance tumour growth and may be associated with resistance to conventional therapies.  Inhibition of mTOR appears to shut down many of these survival pathways, including proteins that protect the mitochondria of cancer cells.  Animal studies have shown that NV-128 not only significantly retards tumour proliferation, inhibiting the progression of ovarian cancers engrafted into mice, but produces this effect without apparent toxicity.  This effect was shown to be due to caspase-independent pathways involving inhibition of the mTOR pathway.  Unlike analogues of rapamycin, which target only mTORC1, NV-128’s capacity to inhibit  mTOR enables it to inhibit both mTORC1 and mTORC2 activity.  This blocks growth factor-driven activation of AKT and the potential for development of chemoresistance.

About Novogen Limited

Novogen Limited (ASX: NRT; NASDAQ: NVGN) is an Australian biotechnology company based in Sydney, Australia, that is developing a range of oncology therapeutics from its proprietary flavonoid synthetic chemistry technology platform.  Marshall Edwards, Inc. (Nasdaq: MSHL) is a majority owned US subsidiary of Novogen which has licensed rights from Novogen to undertake clinical trials to bring three of its oncology drugs - phenoxodiol, triphendiol (NV-196) and NV-143 - to market globally.  More information on phenoxodiol, triphendiol, NV-128 and on the Novogen group of companies can be found at www.novogen.com  and at www.marshalledwardsinc.com ..

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.